UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

SUPERVALU INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

868536103
(CUSIP Number)

Symphony Investors LLC
c/o Cerberus Capital Management, L.P.
875 Third Avenue, 11th Floor
New York, NY 10022
(212) 891-2100
Attention: Mark A. Neporent

with copies to:

Robert G. Minion, Esq.	Stuart D. Freedman, Esq.
Lowenstein Sandler LLP	Schulte Roth & Zabel LLP
1251 Avenue of the Americas, 17th Floor	919 Third Avenue
New York, NY 10020	New York, NY 10020
(646) 414-6930	(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 868536103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Symphony Investors LLC / I.R.S. No. 90-0928623

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	[ * ]
(b)	[ * ]

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: *

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.		Percent of Class Represented by Amount in Row (11): *

14.		Type of Reporting Person (See Instructions): OO
* Based on the information set forth in the Quarterly Report on Form 10-Q of SUPERVALU Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on January 9, 2014, there were 259,676,822 shares of common stock, par value $0.01 per share (“Common Shares”), outstanding as of January 3, 2014.  As of the filing date of this Schedule 13D Amendment No. 1, Symphony Investors LLC, a Delaware limited liability company (“Symphony”), held 45,990,736 Common Shares.  In addition, as of the filing date of this Schedule 13D Amendment No. 1, Kimvue Acquisition, LLC, a New York limited liability company (“Kimco”), held 8,173,362 Common Shares, which it received on March 21, 2013 as a distribution from Symphony in exchange for its interests in Symphony.  Pursuant to the Letter Agreement, dated March 21, 2013, by and between Symphony and Kimco (the “Letter Agreement”), Symphony possesses the power to vote and the power to direct the disposition of certain securities of the Company held by Kimco.  As a result of the foregoing, as of the filing date of this Schedule 13D Amendment No. 1, Symphony may be deemed to beneficially own 54,164,098 Common Shares, or 20.9% of the Common Shares deemed issued and outstanding as of such date.

Item 4.   Purpose of Transaction.

        Item 4 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

        The acquisition of the securities set forth in this Schedule 13D Amendment No. 1 is for investment purposes.  Except as otherwise set forth in this Schedule 13D Amendment No. 1, at present, Symphony does not have any plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

        Pursuant to the Tender Offer Agreement, Symphony was provided the right to designate three members of the Company’s board of directors.  Symphony designated Robert G. Miller, Mark A. Neporent and Lenard B. Tessler to serve on the Company’s board of directors in accordance with Section 1.04(b) of the Tender Offer Agreement.

        On January 9, 2014, Robert G. Miller resigned from the Company’s board of directors.  Pursuant to a waiver letter to the Tender Offer Agreement, dated January 10, 2014, by and among Symphony, the Company and Cerberus Capital Management, L.P. (the “Waiver Letter”), Symphony waived its right under the fourth sentence of Section 1.04(g) of the Tender Offer Agreement to appoint a new member to the Company’s board of directors as a result of Mr. Miller’s resignation; it being understood that Messrs. Neporent and Tessler remain on the Company’s board of directors as of the date of the Waiver Letter; provided, however, that upon the first occurrence, if any, of any vacancy on the Company’s board of directors that is caused by death, disability, resignation or removal after January 10, 2014 and prior to March 21, 2015 of a director who is not an officer or employee of the Company or its subsidiaries or caused by an increase in the size of the Company’s board of directors, (i) Symphony shall have the right to designate an individual who, subject to Section 1.04(a)(ii) of the Tender Offer Agreement, shall be deemed to be one of the three directors of the Company’s board of directors who Symphony has the right to designate pursuant to Section 1.04(a)(ii) of the Tender Offer Agreement, (ii) the Company’s board of directors shall take or cause to be taken all lawful action necessary to cause such individual to be elected or appointed to the Company’s board of directors, and (iii) the waiver described above shall cease to be in effect from and after the date of such designation and election or appointment.

Item 5.   Interest in Securities of the Issuer.

        Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

        Based on the information set forth in the Quarterly Report on Form 10-Q of the Company, filed with the Securities and Exchange Commission on January 9, 2014, there were 259,676,822 Common Shares outstanding as of January 3, 2014.  As of the filing date of this Schedule 13D Amendment No. 1, Symphony held 45,990,736 Common Shares and Kimco held 8,173,362 Common Shares.  Pursuant to the terms of the Letter Agreement, Symphony possesses the power to vote and the power to direct the disposition of the Kimco SVU Interests as of the filing date of this Schedule 13D Amendment No. 1.  As a result of the foregoing, as of the filing date of this Schedule 13D Amendment No. 1, Symphony may be deemed to beneficially own 54,164,098 Common Shares, or 20.9% of the Common Shares deemed issued and outstanding as of such date.

       Hersch Klaff may be deemed to have beneficial ownership of Common Shares through several entities in which he either has an economic interest or for which he serves as an advisor. Mr. Klaff disclaims beneficial ownership of Common Shares with respect to any entities in which he does not have an economic interest.

       Except as otherwise set forth in this Schedule 13D, none of the natural persons set forth in Item 2 of this Schedule 13D hold any Common Shares.

       During the period commencing 60 days prior to January 9, 2014, the date of the event which required the filing of this Schedule 13D Amendment No. 1, and ending on the filing date of this Schedule 13D Amendment No. 1, except as otherwise set forth in this Schedule 13D Amendment No. 1, there were no transactions effected in the Common Shares, or securities convertible into, exercisable for or exchangeable for the Common Shares, by Symphony, Kimco or any person set forth in Item 2 of this Schedule 13D.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Item 6 is hereby amended by deleting the last paragraph thereof in its entirety and substituting the following in lieu thereof:

       Pursuant to the Waiver Letter, Symphony waived its right to appoint a director to the Company’s board of directors under the fourth sentence of Section 1.04(g) of the Tender Offer Agreement as a result of Robert G. Miller’s resignation from the Company’s board of directors on January 9, 2014; it being understood that Messrs. Neporent and Tessler remain on the Company’s board of directors as of the date of the Waiver Letter; provided, however, that upon the first occurrence, if any, of any vacancy on the Company’s board of directors that is caused by death, disability, resignation or removal after January 10, 2014 and prior to March 21, 2015 of a director who is not an officer or employee of the Company or its subsidiaries or caused by an increase in the size of the Company’s board of directors, (i) Symphony shall have the right to designate an individual who, subject to Section 1.04(a)(ii) of the Tender Offer Agreement, shall be deemed to be one of the three directors of the Company’s board of directors who Symphony has the right to designate pursuant to Section 1.04(a)(ii) of the Tender Offer Agreement, (ii) the Company’s board of directors shall take or cause to be taken all lawful action necessary to cause such individual to be elected or appointed to the Company’s board of directors, and (iii) the waiver described above shall cease to be in effect from and after the date of such designation and election or appointment.

      The descriptions of the Tender Offer Agreement, the Letter Agreement, the SVU-Kimco Agreement and the Waiver Letter set forth in this Schedule 13D are qualified in their entirety by reference to the complete copies of the Tender Offer Agreement, the Letter Agreement, the SVU-Kimco Agreement and the Waiver Letter that are incorporated by reference into this Schedule 13D pursuant to Item 7 hereof.

Item 7.   Material to be Filed as Exhibits.

       Item 7 is hereby amended by adding the following to the end thereof:

      7.4           Waiver Letter, dated January 10, 2014, by and among Symphony Investors LLC, SUPERVALU Inc. and Cerberus Capital Management, L.P.

[signature follows on the next page]

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2014

SYMPHONY INVESTORS LLC

By:	/s/ Mark A. Neporent
Name: Mark A. Neporent
Title: Authorized Person

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 7.4

STRICTLY CONFIDENTIAL

Symphony Investors LLC
c/o Cerberus Capital Management, L.P.
875 Third Avenue, 11th Floor
New York, NY 10022

January 10, 2014

SUPERVALU INC.
7075 Flying Cloud Drive
Eden Prairie, Minnesota 55344

Re:  Tender Offer Agreement Waiver

Ladies and Gentlemen:

We refer to the Tender Offer Agreement by and among Symphony Investors LLC (“Offeror”), Supervalu Inc. (“Supervalu”), and Cerberus Capital Management, L.P. (“Cerberus”), dated as of January 10, 2013 (the “Tender Offer Agreement”).  Unless otherwise defined in this letter, defined terms used herein shall have the meanings given to such terms in the Tender Offer Agreement.

Offeror, Supervalu and Cerberus acknowledge that on January 9, 2014, Mr. Robert G. Miller, an Offeror Designee, resigned from the Company Board.  Notwithstanding such resignation, Offeror hereby waives and releases any and all rights that it may now or hereafter have under the fourth sentence of Section 1.04(g) as a result of such resignation, it being understood that two Offeror Designees remain on the Company Board as of the date hereof; provided that upon the first occurrence, if any, of any vacancy on the Company Board that is caused by the death, disability, resignation or removal after the date hereof and prior to the expiration of the Required Nomination Period of a director who is not an officer or employee of Supervalu or its subsidiaries or caused by an increase in the size of the Company Board, (a) Offeror shall have the right to designate an individual who, subject to the proviso in Section 1.04(a)(ii) of the Tender Offer Agreement, shall be deemed to be an Offeror Designee, (b) the Company Board shall take or cause to be taken all lawful action necessary to cause such individual to be elected or appointed to the Company Board, and (c) the foregoing waiver and release shall cease to be in effect from and after the date of such designation and election or appointment.

Except as expressly set forth herein, the execution, delivery, and performance of this waiver shall not operate as a waiver, or as an amendment, of any right, power or remedy under the Tender Offer Agreement as in effect prior to the date hereof, nor constitute a waiver or amendment of any provision of the Tender Offer Agreement.  The agreements set forth herein are limited to the specifics hereof, and otherwise shall not apply with respect to any facts or occurrences other than those on which the same are based, shall not excuse future non-compliance under the Tender Offer Agreement, and shall not operate as a consent or waiver to any further or other matter, under the Tender Offer Agreement.  In case of any conflict between this letter and the Tender Offer Agreement, this letter shall control.

This letter may be executed in two or more consecutive counterparts (including by facsimile or .pdf), each of which shall be an original, with the same effect as if the signatures thereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

This letter shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Please countersign where indicated below to confirm that you accept and agree to the terms of this letter.

Very truly yours,

SYMPHONY INVESTORS LLC

By:	/s/ Lenard Tessler
Name: Lenard Tessler
Title: Manager

Accepted and Agreed:

SUPERVALU INC.

By:	/s/ Bruce Besanko
Name: Bruce Besanko
Title: EVP, CFO

CERBERUS CAPITAL MANAGEMENT, L.P.

By:	/s/ Mark A. Neporent
Name: Mark A. Neporent
Title: COO/General Counsel

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